SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for the month of July, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

Enclosures:

1.               Nokia Press Release dated July 5, 2005:

“Arbitrators Presiding Over Nokia’s Arbitration with InterDigital Issue Split Decision”

2.               Nokia Press Release dated July 12, 2005:

“Nokia selected as WCDMA 3G supplier by Centertel”

3.               Nokia Press Release dated July 15, 2005:

“ Exercises with stock options of Nokia Corporation”

4.               Nokia Press Release dated July 26, 2005:

“Chungwa Telecom launches 3G on a Nokia network”

5.               Nokia Press Release dated July 29, 2005:

“Latvia Mobile Telephone taps Nokia to deploy the Baltic’s first WCDMA 3G service”

PRESS RELEASE
July 5, 2005

Arbitrators Presiding Over Nokia’s Arbitration with InterDigital Issue Split Decision

– Panel Cuts InterDigital’s Royalty Demands By More Than Half – Questions Remain Regarding Enforceability

Espoo, Finland - On July 1, 2005, Nokia Corporation received a decision from the International Chamber of Commerce’s International Court of Arbitration in its pending arbitration with InterDigital Communications Corporation and InterDigital Technology Corporation.  In the award, a split ICC arbitration panel purported to set royalty rates payable by Nokia to InterDigital on certain handsets and infrastructure equipment sold by Nokia.

The arbitration involved a license agreement entered into by Nokia and InterDigital in 1999 and Nokia’s most favored licensee rights under that agreement following InterDigital’s execution of licenses with Telefonaktiebolaget LM Ericsson and Sony-Ericsson Mobile Communications.

One of the three arbitrators presiding over the arbitration issued a lengthy and detailed dissent that raises significant issues regarding the enforceability of the decision.  Nokia is currently evaluating its options in light of the dissent.

The royalty rates demanded by InterDigital have consistently served as an impediment to consensual resolution of the parties’ dispute over the last two years. Nokia is pleased that all three arbitrators concluded that the royalties being sought by InterDigital were unwarranted and reduced them by more than half.  At the same time, Nokia must give due consideration to the issues regarding the enforceability of the decision, and will consider the option of moving to vacate or modify the majority decision in this matter.

InterDigital also commenced an action against Nokia on July 1 in the United States District Court for the Southern District of New York seeking to enforce the decision.  If InterDigital pursues its enforcement action, Nokia intends to fully and vigorously oppose it and seek all remedies available to it under the parties’ agreement.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by “believe,” expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5)  our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6)  the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors

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affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12)  inventory management risks resulting from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12–22 of the company’s Form 20-F for the year ended

December 31, 2004 under “Item 3.D Risk Factors.”

MEDIA ENQUIRIES

Nokia

Communications

Tel. +358 7180 36117 and +358 7180 34900

E-Mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE
July 12, 2005

Nokia selected as WCDMA 3G supplier by Centertel

Espoo, Finland - Polish operator PTK Centertel, has selected Nokia to supply its WCDMA 3G network in Warsaw and Northern Poland.  Centertel has also recently launched its EDGE network, which delivers high-speed data over its existing GSM network.  Nokia has played an important role in the deployment of Centertel’s EDGE system, including coverage in Warsaw.

Nokia has been Centertel’s GSM supplier since 1997, providing a range of network solutions, including circuit-switched and packet-switched (GPRS) core networks for 2G and 3G, GSM/EDGE radio network solutions, operations support systems, various service platforms and middleware, and related project management, deployment and maintenance services.

“We are delighted that we have been selected as a WCDMA 3G supplier by Centertel, strengthening our leadership position in 3G,” said Pertti Melamies, Vice President, Networks, Nokia.  “Centertel’s GSM/EDGE and 3G networks have been developed to deliver a level of 2G-3G integration that goes far beyond basic inter-system handovers.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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STOCK EXCHANGE ANNOUNCEMENT
July 15, 2005

Exercises with stock options of Nokia Corporation

A total of 5,966 shares of Nokia Corporation (“Nokia”) were subscribed for based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 357.96 in Nokia’s share capital and an increase of EUR 71,601.30 in shareholders equity. The new shares carry full shareholder rights as from the registration date, July 15, 2005, and the shares have been admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,026,035.96 and the total number of shares is 4,433,767,266 including the shares that are held by the company.

Media enquiries:

Nokia

Corporate Communications

Tel: +358 (0) 7180 34900

Fax: +358 (0) 7180 38226

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE
July 26, 2005

Chunghwa Telecom launches 3G On a Nokia network

Chunghwa Telecom Co., Ltd. launches its 3G service in Taiwan today, using a WCDMA 3G network deployed by Nokia. The service launch highlights Chunghwa’s dedication to providing its customers with exciting multimedia services, as well as Nokia’s strong position in the 3G marketplace.

Among the 3G services that Chunghwa will offer are 3G Video Call, 3G Movie/TV Channel and “Music station” entertainment services, putting its customers at the vanguard of the Taiwan’s mobile communications market.  As the sole 3G network supplier to Chunghwa, Nokia has played an instrumental role in the success of today’s launch.

“This launch is an important step forward for Chunghwa Telecom, as we enter the era of 3G,” says Mr. Chang, Shaio-Tung, President of Mobile Business Group, Chunghwa Telecom.  “We are excited about the great opportunities that 3G presents in the area of multimedia services.  And we are very happy about the extensive support and state-of-the-art systems that Nokia has provided to help make this happen.”

“We are extremely proud to be partnering with Chunghwa in this significant launch,” says David Ho, Senior Vice President, Networks, Nokia.  “Taiwan’s market is hungry for the kind of innovative services that Chunghwa is bringing to the fore.  The launch of Chunghwa Telecom’s 3G network further underlines our leadership in WCMDA networks.”

Nokia has been working with Chunghwa Telecom since 1999, having supplied the operator’s GPRS core network, multimedia messaging solution (MMS) and ADSL for high-speed fixed Internet access in addition to the WCDMA system.  As the sole supplier, Nokia provides Chunghwa both 3G core and radio-access network equipment includes RNC, UltraSite, and MetroSite base stations as well as an extensive range of operator and care services.  Chunghwa is Nokia’s one of the world’s first customers to implement 3GPP Rel’4 architecture.

About Chunghwa Telecom

Chunghwa Telecom Co., Ltd. is the largest telecommunications service provider in Taiwan and has the largest market share in all our key business lines.  Chunghwa provides an integrated and full range of telecommunications services that include fixed-line, wireless services and Internet and data services.  The company is Taiwan’s largest cellular service provider in terms of revenues and subscribers.  It had 8.2m subscribers as of Dec 2004, giving a market share of 38% of total cellular subscribers and 35% of total cellular service revenues in Taiwan as of Dec 2004.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Communications

Networks, Nokia

Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

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Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE
July 29, 2005

Latvia Mobile Telephone taps Nokia to deploy the Baltics’ first WCDMA 3G service

Espoo, Finland - Nokia and Latvijas Mobilais Telefons (Latvia Mobile Telephone, LMT) have signed an agreement for the supply of WCDMA 3G network equipment, continuing Nokia’s long-term role in the development of LMT’s mobile network. The deployment was the first commercial WCDMA 3G network in Latvia, as well as the first in the Baltic states. The initial service has been launched, paving the way for LMT to offer commercial 3G services such as video call and video sharing.

Nokia’s system is currently providing 3G coverage for the Latvian capital Riga and will to be expanded to suburban areas and beyond beginning in 2006.  Nokia has already provided equipment the initial deployment, with additional deliveries underway for further network ramp up.

Under the agreement, Nokia is supplying and deploying a full range of 3G WCDMA infrastructure, including WCDMA base stations, radio network controllers, and circuit and packet core network equipment, including the 3GPP Release 4 based Nokia MSC Server System.  Nokia is also providing its  Operations Support System for 3G, including Nokia NetAct (TM), as well as a 3G care agreement.

“We are very pleased to be extending our good cooperation with LMT in order to bring a commercial WCDMA 3G service to Latvia,” said Jan Lindgren, Vice President, Networks, Nokia.  “LMT is leading the way in this region by introducing quality next generation mobile services.  We are gratified to be playing an important role in this progress by being LMT’s preferred network supplier.”

“The launch of our 3G service demonstrates LMT’s commitment to bringing exciting data services to our market,” said Jevgenijs Busarovs, Vice President for Technologies Latvia Mobile Telephone.  “We see 3G as a crucial step in fulfilling the demand of our customers for the most advanced services on the market.  And we have complete confidence in Nokia’s solutions to provide reliable and high-quality service.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Corporate Communications

Tel. +358 7180 34900

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2005		Nokia Corporation

	By:	/s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel